*AC 3/13

14047377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-68740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Exemplar Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Faneuil Hall Marketplace, South Building, 3rd Floor, Suite 4005
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name - *if individual, state last, first, middle name*)

75 Federal St. (Address) Boston (City) MA (State) 02110 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2014
REGISTRATIONS BRANCH
02

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Bagus Tjahjono, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exemplar Capital, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA LYMBEROPOULOS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 23, 2015

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Exemplar Capital, LLC
Statement of Financial Condition
December 31, 2013

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
75 Federal Street, Boston, Massachusetts 02110-1997
OFFICE (617) 426-7300 • FAX (617) 426-2245
WWW.DARMODYMERLINO.COM

Independent Auditor's Report

To the Board of Directors and Member
Exemplar Capital, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Exemplar Capital, LLC (a Massachusetts limited liability company) as of December 31, 2013, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility to the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above, presents fairly in all material respects, the financial position of Exemplar Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Darmody, Merlino & Co., LLP

January 24, 2014

Exemplar Capital, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	17,206
Other		1,958
Total Assets	$	19,164
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	7,530
		7,530
Commitments and Contingencies		
Member's equity		11,634
Total Liabilities and Member's Equity	$	19,164

See accompanying notes to the statement of condition.

Exemplar Capital, LLC
Notes to the Statement of Financial Condition
December 31, 2013

1. Summary of Significant Accounting Policies

Nature of Operations

Exemplar Capital, LLC (the "Company") was formed in 2011 as a limited liability company under the laws of the State of Massachusetts. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services.

Cash and Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2013 the Company maintained cash accounts that were not in excess of funds covered by insurance.

Revenue Recognition

The Company recognizes consulting and advisory fees as earned and when collection is reasonably assured.

Income Taxes

Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Massachusetts Tax Code, a Massachusetts limited liability company is subject to an annual minimum fee. Other than the minimum fee, Massachusetts also taxes income and loss at the individual member level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2011, 2012 and 2013 tax years are open for examinations by the Federal, state and local tax authorities.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. The most significant estimates in the financial statements are the accrual of expenses. Actual results could differ from those estimates.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level l - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

2. Related Parties

The Company and its parent, Exemplar Companies, LLC (the "Parent") have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. As of December 31, 2013, the Company had no liability to the Parent for such services.

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to Rule 15c3-1 of the Securities & Exchange Commission's Uniform Net Capital Rule, which requires the Company to maintain minimum net capital of $5,000 and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2013, the Company's net capital balance as defined by the Rule 15c3-1 was $9,676, which exceeded the net capital requirement of $5,000. At December 31, 2013 the Company's aggregated indebtedness to net capital ratio as defined by Rule 15c3-1 was 0.78 to 1.

4. Commitments and Contingencies

Commitments
The Company operates under a space and expense sharing agreement with the Parent, and is not directly a party to a lease. Costs are ratably allocated to the Company. The Company has no obligation for future rental payments. In addition, there are no other non-cancelable operating leases for office facilities and equipment.

Contingencies
As of December 31, 2013, the Company was not involved in litigation and regulatory investigations arising in the ordinary course of business.

5. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

6. Subsequent Events

Management is not aware of any subsequent events occurring between December 31, 2013 and January 24, 2014, the date of issuance of this financial statement that would have a material effect on the financial statement as presented.